GRANITE BROADCASTING CORPORATION

767 Third Avenue

34th Floor

New York, New York 10017

June 22, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:                 Mr. Lawrence Spirgel, Assistant Director

Mail Stop 0407

Re:          Granite Broadcasting Corporation

Form 10-K for the fiscal year ended December 31, 2004, filed March 31, 2005

Form 10-Q for the quarterly period ended March 31, 2005, filed May 12, 2005

File No. 0-19728

Dear Mr. Spirgel:

Set forth below are the responses of Granite Broadcasting Corporation (the “Company”) to oral comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) by telephone on or about June 9, 2005, regarding (i) the Company’s correspondence filed on May 27, 2005 in response to comments received from the staff of the Commission on April 21, 2005 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”), filed on March 31, 2005, and (ii) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 (the “Form 10-Q”), filed on May 12, 2005. For your convenience, each response is preceded by the staff’s oral comment to which the response relates.

Form 10-K for the fiscal year ended December 31, 2004

Consolidated Statements of Operations, page 47

1.                                      Oral Comment: We note that your consolidated income statements for the years ended December 31, 2003 and 2002 do not clearly reflect what is included in net loss available to common shareholders.  Please revise the presentation of your consolidated income statements to clearly reflect what is included in net loss available to common shareholders.

Response:

In future filings, we will disclose in our consolidated income statement any applicable line items that will reconcile net loss to net loss available to common shareholders for any reported periods.

Form 10-Q for the period ended March 31, 2005

Consolidated Statements of Operations, page 4

2.                                      Oral Comment: Please determine the depreciation and amortization expense to be included in the captions “direct operating expenses” and “selling, general and administrative expenses.”

Response:

Beginning with the period ended March 31, 2005, the Company changed the presentation of its statement of operations by adding the parenthetical “(excluding depreciation and amortization)” where appropriate to inform the investor that all depreciation and amortization expense is not included in direct operating expenses, selling, general & administrative expenses and corporate expense.

Subsequent to the presentation change, the Company performed a detailed analysis to determine which property and equipment assets are directly attributed to the generation of revenue, thereby, identifying how much related depreciation and amortization is excluded from “direct operating expenses”.

The Company concluded that the allocation of depreciation and amortization expense between direct operating expenses and selling, general & administrative expenses cannot be accurately determined, primarily due to the fact that the majority of our assets were acquired upon acquisition of our television stations and specific detailed information as to whether the asset should be part of “direct operating expenses” or “selling, general & administrative expenses” is not available. Furthermore, the Company believes an arbitrary allocation of such assets may be misleading to users and readers of our financial statements.  Therefore, the Company prefers to continue to present the statement of operations as indicated above.

3.                                      Oral Comment: It appears that the caption “station expenses”, which includes the allocation of non-cash compensation expense related to station operations, is not consistent with the operating expense sub-captions “direct operating expenses” and “selling, general and administrative expenses” to indicate the sub-caption to which the allocation is attributable. Please revise your presentation so that the allocation captions are consitent with the appropriate operating expense captions.

Response:

The Company determined that the allocation of non-cash compensation expenses is attributable to “selling, general & administrative expenses” and will revise this disclosure in future filings.

Item 4. Controls and Procedures, page 27

4.              Oral Comment:  We note your disclosure under Item 4 referenced disclosure controls and procedures as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934. Please revise your disclosure under Item 4 to reference disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934.

Response:

In future filings we will revise our disclosure under Item 4 to reference disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-826-2530.

Sincerely,

/s/ Lawrence I. Wills
Lawrence I. Wills
Senior Vice President - Chief Financial Officer